[CVD LETTERHEAD]


                                               August 15, 2007


Mr. Tom Jones
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

    Re:  CVD   Equipment   Corporation   Pre-Effective   Amendment   No.  2  to
         Registration Statement on Form S-1 filed August 14, 2007 File No. 333-144336

Dear Mr. Jones:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on August 16, 2007 or as soon as practicable thereafter.

     In connection with this request, we acknowledge the following:

          1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

          2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve CVD Equipment Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

          3. CVD Equipment Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                            Very truly yours,

                                            CVD Equipment Corporation

                                            By:     /s/ Glen Charles
                                                -------------------------------
                                            Name:    Glen Charles
                                            Title:   Chief Financial Officer